Exhibit 99.1

Wix Reports Strong Third Quarter 2016 Results, Exceeding Expectations Leading to Significant Increase in Full Year Outlook

• Exceeded High End of Guidance Range with Strong Top-Line Growth and Record Adjusted EBITDA
• Grew Premium Subscriptions 40% Year Over Year to 2.3 Million
• Achieved Record Levels of Conversion and Collections per New Subscription
• Raised 2016 Outlook for All Key Metrics; Expect Collections Growth of 40% for Full Year 2016

NEW YORK, NOV 10, 2016 -- Wix.com Ltd. (Nasdaq: WIX), a leading global software platform for small businesses to operate online, today reported another strong quarter of financial results for the third quarter ended September 30, 2016. In addition, the Company provided its initial outlook for the fourth quarter 2016 and raised its financial outlook for all key metrics for the full year 2016.

Q3 2016 Financial Summary

	Three months ended Sept 30
$ in thousands	2016	2015	Y/Y growth	Prior Q3 2016 Outlook
Revenue	$75,611	$53,582	41%	$72,000 - 73,000
Collections	$87,270	$61,580	42%	$83,000 - 84,000
Collections (FX neutral to Q2 2015)	$87,995	$61,580	43%

Operating Loss	$(9,032)	$(10,370)	NM
Non-GAAP Operating Loss	$(1,166)	$(4,893)	NM

Adjusted EBITDA	$11,365	$4,689	142%	$9,000 – 10,000
Free Cash Flow	$9,424	$5,402	74%

We delivered another quarter of outstanding financial results as our commitment to delivering the most comprehensive OS for small businesses continues to drive exceptional growth,” said Avishai Abrahami, Co-founder and CEO of Wix. “Business owners coming to Wix continue to be amazed by the deep functionality of our platform and new products that enhance the value proposition of our ecosystem and strengthen our technology leadership. The initial engagement with Wix ADI, our most ambitious new product to date, has been very positive with growth in the number of new websites created and an increase in the adoption of our vertical applications. We remain very excited about the future of Wix ADI as we continue to expand this product in functionality and add languages globally.”

Lior Shemesh, CFO of Wix, commented, “In Q3, we continued a trend of delivering higher than expected financial results as we generated record collections and the highest quarterly profitability in our company’s history. Greater conversion of registered users to premium subscriptions and higher collections per new subscription drove our strong financial performance this quarter. We have exceeded our own initial expectations for business performance this year to date, and the significant increase to our full year financial outlook reflects our continued momentum for the remainder of 2016.”

Q3 2016 Results and Highlights
•	Revenue increased 41% to $75.6 million compared to $53.6 million for the third quarter last year

•
Collections on a constant currency basis, which excludes the impact of approximately $0.7 million related to year-over-year changes in foreign exchange rates, were $88 million an increase of 43% versus the prior year

o	Reported collections increased 42% to $87.3 million compared to $61.6 million for the third quarter last year

•	Gross margin on a GAAP basis was 85.4% compared to 82.9% in the third quarter of last year. Non-GAAP gross profit was 87.5% of collections compared to 85.4% in the third quarter of last year

•
GAAP operating loss was $9.0 million compared to loss of $10.4 million in the third quarter a year ago. On a non-GAAP basis, operating losses were $1.2 million compared to $4.9 million in the third quarter last year

•	GAAP net loss was $9.6 million, or $(0.23) per share, compared to a net loss of $11.7 million, or $(0.30) per share for the third quarter of 2015

•	Non-GAAP net loss was $1.6 million, or $(0.04) per share, compared to a non-GAAP net loss of $6.1 million, or $(0.15) per share for the third quarter of 2015

•	Adjusted EBITDA was $11.4 million compared to $4.7 million for the third quarter of 2015

•	Free cash flow was $9.4 million compared to $5.4 million for the third quarter of 2015

•	Added 174,000 net premium subscriptions in the period to reach 2.3 million as of September 30, 2016, a 40% increase over the third quarter of 2015

•	Added 5.0 million registered users in the third quarter. Registered users as of September 30, 2016 were 92 million, representing a 28% increase compared to the third quarter of 2015

Recent Business Highlights

•
Worldwide Availability of Wix ADI:  Wix made Wix ADI available in English to all users globally in late August. Wix ADI eliminates the most significant challenges of building websites – time, design, and content creation, and this has helped Wix attract additional users who previously would not have had the capabilities to create a site with Wix. Since the global release, the average time it takes a user to build a website on Wix has shortened, our overall conversion has continued to improve, and we have seen a strong increase in the adoption of vertical applications.

•
Wix Launches Wix Pro Gallery:  Wix launched Wix Pro Gallery, enabling photographers and designers to create stunning online portfolios of their images, video, and text. Wix Pro Gallery provides the most professional gallery tools available on the web, giving users complete control over the quality and distribution of their online images. To mark the launch, Wix and Condé Nast teamed up to give three Wix users the opportunity to shoot the cover of the magazines BRIDES or Condé Nast Traveler, or to assist on a Vanity Fair cover shoot.

•
Wix Launches Wix App:  Wix launched the Wix App for iOS and Android. The Wix App is the mobile interface for the WixOS, which enables Wix users to manage and grow their businesses online. The app streamlines many day-to-day activities and keeps business owners up to date through real-time notifications on a mobile device. The app also introduces new ways for business owners to stay engaged with site visitors, via Live Chat, and with existing customers, via Wix Engage. The Wix App reflects users’ demand for robust mobile functionality and positions Wix as the premier provider of OS solutions for small businesses around the world.

•	Wix Mobile Growth: Our users have created over 20 million mobile sites using our platform to date, making Wix one of the largest mobile site development platforms globally.

•
Global E-commerce Platform: E-commerce subscriptions surpassed 300,000 during the quarter. Growth of e-commerce and transaction-enabled websites continues to exceed our overall subscriptions growth highlighting our broad reach with small businesses.

•
Strong Platform Engagement: Continued engagement with the Wix ecosystem is illustrated by over 417 million user contacts saved onto the Wix platform by our users.  Leveraging Wix’s MyAccount CRM system, business owners track customer activity data, manage relationships and communicate using WixShoutOut, Wix’s email marketing solution.

Financial Outlook
The Company is introducing its outlook for the fourth quarter of 2016 and increasing its prior outlook for full year 2016 as follows:

• For the fourth quarter of 2016:

	Q4 2016 Outlook	Y/Y growth
Revenue	$81 - $82 million	43% - 44%
Collections	$93 - $94 million	39% - 41%
Adjusted EBITDA	$14 - $15 million	99% - 114%

• For the full year 2016:

FY 2016 Outlook
	Prior	Updated	Y/Y growth
Revenue	$278 - $280 million	$287 - $288 million	41% - 42%
Collections	$327 - $330 million	$337 - $338 million	39% - 40%
Adjusted EBITDA	$34 - $36 million	$38.5 - $39.5 million	162% - 168%

Conference Call and Webcast Information
Wix.com will host a conference call at 8:30 a.m. ET on Thursday, November 10, 2016 to answer questions about the financial and operational performance of the business during the third quarter 2016. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the company has posted a shareholder update, supplemental data sheet and supporting slides to its Investor Relations website at https://investors.wix.com/results.cfm. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial 866-393-4306 (US/Canada), 734-385-2616 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through November 15, 2016 at 11:59 p.m. ET by dialing 855-859-2056 (US/Canada) or 404-537-3406 (International) and providing Conference ID: 92202490.

Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading global software platform for small businesses to operate online with over 94 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. Wix ADI, the Wix Editor and a highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Be'er Sheva, San Francisco, New York, Miami, Berlin, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, collections and revenue on a constant currency basis, adjusted EBITDA, non-GAAP operating loss, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "Non-GAAP financial measures"). Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. We adjust collections and revenue to measure them on a constant currency basis by assuming the same exchange rates as the prior period applied to the reported figures in the current period. Non-GAAP operating loss represents operating loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, and acquisition-related costs. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share. Adjusted EBITDA is defined as cash flow from operations before changes in working capital, prepaid domain registration costs, interest, bank charges and other financial expenses (income), net unrealized losses (gains) on hedging transactions, other income (expenses), taxes on income, and other unusual or non-recurring expenses. Free cash flow is defined as net cash provided by (used in) operating activities less capital expenditures.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that it provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its guidance as to adjusted EBITDA to cash flow from operations because it does not provide guidance for cash flow from operations. As items that impact cash flow from operations are out of the Company's control and/or cannot be reasonably predicted, the Company is unable to provide such guidance. Accordingly, a reconciliation to cash flow from operations is not available without unreasonable effort.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2015 annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2016. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Ryan Gee
Wix.com
ir@wix.com
415-223-2610

Media Relations:
Vivian Hernandez
Wix.com
pr@wix.com
415-517-6539

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	September 30,
	2015	2016
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$39,226	$57,948
Short term deposits	70,773	87,525
Restricted cash and deposit	3,851	1,548
Trade receivables	6,461	7,614
Prepaid expenses and other current assets	11,989	19,991
Total current assets	132,300	174,626
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	8,734	8,316
Prepaid expenses and other long-term assets	2,200	2,506
Intangible assets and goodwill, net	6,199	5,639
Total long-term assets	17,133	16,461

Total assets	$149,433	$191,087

Liabilities and Shareholder's Deficiency
Current Liabilities:
Trade payables	$12,280	$16,981
Employees and payroll accruals	15,210	21,453
Deferred revenues	100,561	135,075
Accrued expenses and other current liabilities	20,281	16,892
Total current liabilities	148,332	190,401

Long term deferred revenues	4,206	8,182
Long term deferred tax liability	625	544
Other long-term liabilities	75	75
Total long-term liabilities	4,906	8,801

Total liabilities	153,238	199,202

Shareholders' Deficiency
Ordinary shares	64	64
Additional paid-in capital	192,791	228,707
Other comprehensive income (loss)	(248)	501
Accumulated deficit	(196,412)	(237,387)
Total shareholders' deficiency	(3,805)	(8,115)

Total liabilities and shareholders' deficiency	$149,433	$191,087

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)

Revenue	$53,582	$75,611	$146,687	$205,927
Cost of revenue	9,162	11,024	25,363	32,549
Gross Profit	44,420	64,587	121,324	173,378

Operating expenses:
Research and development	20,065	26,536	55,746	76,491
Selling and marketing	29,437	40,010	89,680	116,490
General and administrative	5,288	7,073	14,370	19,687
Total operating expenses	54,790	73,619	159,796	212,668
Operating loss	(10,370)	(9,032)	(38,472)	(39,290)
Financial income (expenses), net	(656)	297	441	697
Other income (expenses)	(4)	-	(5)	1
Loss before taxes on income	(11,030)	(8,735)	(38,036)	(38,592)
Taxes on income	694	908	1,993	2,383
Net loss	$(11,724)	$(9,643)	$(40,029)	$(40,975)

Basic and diluted net loss per share	$(0.30)	$(0.23)	$(1.02)	$(0.99)
Basic and diluted weighted-average shares used to compute net loss per share	39,729,159	42,678,140	39,173,068	41,407,961

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$428	$466	$973	$1,369
Research and development	2,592	3,718	6,382	10,387
Selling and marketing	861	1,237	2,157	3,340
General and administrative	1,441	1,743	3,645	5,132
Total share based compensation expenses	5,322	7,164	13,157	20,228
(2) Amortization	155	188	466	560
(3) Acquisition related expenses	-	514	-	2,094
(4) Taxes on income	159	208	449	580
Total adjustments of GAAP to Non GAAP	$5,636	$8,074	$14,072	$23,462

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Operating loss	$(10,370)	$(9,032)	$(38,472)	$(39,290)
Adjustments:
Share based compensation expenses	5,322	7,164	13,157	20,228
Amortization	155	188	466	560
Acquisition related expenses	-	514	-	2,094
Total adjustments	$5,477	$7,866	$13,623	$22,882

Non GAAP operating loss	$(4,893)	$(1,166)	$(24,849)	$(16,408)

Wix.com Ltd. ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP COST OF REVENUES (In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Gross Profit	$44,420	$64,587	$121,324	$173,378
Share based compensation expenses	428	466	973	1,369
Gross Profit -Non GAAP	44,848	65,053	122,297	174,747

Gross margin -Non GAAP	84%	86%	83%	85%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net loss	$(11,724)	$(9,643)	$(40,029)	$(40,975)
Share based compensation expense and other Non GAAP adjustments	5,636	8,074	14,072	23,462
Non-GAAP net loss	$(6,088)	$(1,569)	$(25,957)	$(17,513)

Basic and diluted Non GAAP net loss per share	$(0.15)	$(0.04)	$(0.66)	$(0.42)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	39,729,159	42,678,140	39,173,068	41,407,961

Wix.com Ltd.
KEY PERFORMANCE METRICS (In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$53,582	$75,611	$146,687	$205,927
Collections	$61,580	$87,270	$174,817	$244,417
Adjusted EBITDA	$4,689	$11,365	$7,694	$24,711
Number of registered users at period end	72,289	92,374	72,289	92,374
Number of premium subscriptions at period end	1,643	2,294	1,643	2,294

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Revenues	$53,582	$75,611	$146,687	$205,927
Change in deferred revenues	7,998	11,659	28,130	38,490
Collections	$61,580	$87,270	$174,817	$244,417

Wix.com Ltd.
RECONCILIATION OF COLLECTIONS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2015	2016
	(unaudited)
Collections	$61,580	$87,270
F/X impact on Q3/16 using Q3/15 rates	-	725
Collections excluding FX impact	$61,580	$87,995

Y/Y%		43%

	Three Months Ended
	June 30,	September 30,
	2016	2016
	(unaudited)
Collections	$81,453	$87,270
F/X impact on Q3/16 using Q2/16 rates	-	337
Collections excluding FX impact	$81,453	$87,607

Q/Q%		8%

Wix.com Ltd.
RECONCILIATION OF NON-GAAP OPERATING LOSS TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Non GAAP operating loss	$(4,893)	$(1,166)	$(24,849)	$(16,408)
Adjustments:
Realized gains on hedging transactions	818	64	2,974	624
Depreciation	1,472	1,198	3,600	3,648
Change in deferred revenues	7,998	11,659	28,130	38,490
Change in prepaid domain registration costs	(706)	(390)	(2,161)	(1,643)
Total adjustments	$9,582	$12,531	$32,543	$41,119

Adjusted EBITDA	$4,689	$11,365	$7,694	$24,711

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by operating activities	$6,687	$10,470	$11,354	$20,859
Capital expenditures, net	(1,285)	(1,046)	(5,217)	(3,384)
Free Cash Flow	$5,402	$9,424	$6,137	$17,475

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Year Ending
	December 31,2016		December 31,2016
	Low	High	Low	High

Projected revenues	$81,000	$82,000	$287,000	$288,000
Projected change in deferred revenues	12,000	12,000	50,000	50,000
Projected collections	$93,000	$94,000	$337,000	$338,000

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(11,724)	$(9,643)	$(40,029)	$(40,975)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,472	1,198	3,600	3,648
Amortization	155	187	466	560
Share based compensation expenses	5,322	7,164	13,157	20,228
Tax benefit related to exercise of share options	159	208	449	580
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	174	(160)	(746)	(553)
Deferred income taxes, net	(27)	(27)	(82)	(74)
Increase in trade receivables	(2,418)	(621)	(5,807)	(1,153)
Decrease (increase) in prepaid expenses and other current and long-term assets	3,205	(4,364)	(1,346)	(8,074)
Increase in trade payables	2,271	821	7,878	4,855
Increase (decrease) in employees and payroll accruals	(2,465)	2,896	(1,010)	6,208
Increase in short term and long term deferred revenues	8,238	11,659	28,130	38,490
Increase (decrease) in accrued expenses and other current liabilities	2,325	1,152	6,694	(2,881)
Net cash provided by operating activities	6,687	10,470	11,354	20,859
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	9,640	12,323	50,816	35,511
Investment in short-term deposits and restricted deposits	(20,717)	(24,150)	(62,073)	(49,407)
Purchase of property and equipment	(1,285)	(1,046)	(5,217)	(3,384)
Net cash used in investing activities	(12,362)	(12,873)	(16,474)	(17,280)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	2,392	7,572	5,329	15,143
Net cash provided by financing activities	2,392	7,572	5,329	15,143
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(192)	-	-	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,475)	5,169	209	18,722
CASH AND CASH EQUIVALENTS—Beginning of period	43,884	52,779	40,200	39,226
CASH AND CASH EQUIVALENTS—End of period	$40,409	$57,948	$40,409	$57,948

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED EBITDA (NON-GAAP)
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)		(unaudited)
Net cash provided by operating activities	$6,687	$10,470	$11,354	$20,859
Changes in tax benefit related to exercise of share options	(159)	(208)	(449)	(580)
Changes in accrued interest and exchange rate on short term and long term deposits	(174)	160	746	553
Changes in deferred income taxes, net	27	27	82	74
Changes in trade receivables	2,418	621	5,807	1,153
Changes in prepaid expenses and other current and long-term assets	(3,205)	4,364	1,346	8,074
Changes in trade payables	(2,271)	(821)	(7,878)	(4,855)
Changes in employees and payroll accruals	2,465	(2,896)	1,010	(6,208)
Changes in accrued expenses and other current liabilities	(2,325)	(1,152)	(6,694)	2,881
Change in prepaid domain registration costs	(706)	(390)	(2,161)	(1,643)
Other income (expenses)	4	-	5	(1)
Foreign currency exchange income	(240)	-	-	-
Taxes on income	694	908	1,993	2,383
Acquisition related expenses	-	514	-	2,094
Interest, bank charges & other financial expenses (income), net	1,385	(267)	1,431	(1,049)
Unrealized gains on hedging transactions	89	35	1,102	976
Total adjustments	$(1,998)	$895	$(3,660)	$3,852

Adjusted EBITDA	$4,689	$11,365	$7,694	$24,711